EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended March 31, 2018
Fixed charges:
Interest expense*	$34
Estimated interest portion of rents	10
Total fixed charges	$44

Income:
Income from continuing operations before income taxes	$218
Fixed charges	44
Dividends received from Finance group	50
Eliminate pretax income of Finance group	(6)
Adjusted income	$306

Ratio of income to fixed charges	6.95

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.